

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170291

DIVISION OF
CORPORATION FINANCE

September 14, 2017

Yoel Kranz
Goodwin Procter LLP
ykranz@goodwinlaw.com

Re: Empire State Realty Trust, Inc.
Incoming letter dated July 17, 2017

Dear Mr. Kranz:

This is in response to your letter dated July 17, 2017 concerning the shareholder proposal submitted to ESRT by Inge Vecht-Prenzlau. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Inge Vecht-Prenzlau
***

*** FISMA & OMB Memorandum M-07-16

September 14, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Empire State Realty Trust, Inc.
Incoming letter dated July 17, 2017

The proposal provides that holders of at least 100 shares of ESRT Class A common stock be given free passes for at least four individuals to the Empire State Building Observatory.

There appears to be some basis for your view that ESRT may exclude the proposal under rule 14a-8(i)(7), as relating to ESRT's ordinary business operations. In this regard, we note that the proposal relates to ESRT's discount pricing policies. Accordingly, we will not recommend enforcement action to the Commission if ESRT omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ESRT relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



Yoel Kranz
+1 212 813 8831
ykranz@goodwinlaw.com

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

goodwinlaw.com
+1 212 813 8800

July 17, 2017

VIA EMAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mrs. Inge Vecht-Prezlau

Ladies and Gentlemen:

On behalf of our client, Empire State Realty Trust, Inc., a Maryland corporation ("ESRT" or the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action against the Company if, for the reasons stated below, the Company were to omit the proposal submitted by Mrs. Inge Vecht-Prezlau (the "Proponent") from the Company's proxy materials relating to its 2018 annual meeting of stockholders (the "2018 Proxy Materials"). The Company currently anticipates that it will file its definitive proxy statement and form of proxy with respect to the 2018 annual meeting of stockholders with the Commission no earlier than 80 calendar days after the date of this letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at *shareholderproposals@sec.gov*. A copy of this letter is also being sent concurrently to the Proponent as notice of the Company's intent to exclude the Proponent's proposal from the 2018 Proxy Materials.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proponent's proposal, we hereby request that the Proponent concurrently furnish the undersigned with a copy of that correspondence on behalf of the Company pursuant to Rule 14a-8(k) of the Exchange Act and SLB 14D.



I. The Proposal

The Proponent's proposal (the "Proposal") was first dated May 26, 2017 and received by the Company on June 7, 2017. By reply letter dated June 13, 2017, the Company advised the Proponent of several procedural defects in the Proposal as required by Rule 14a-8(f). A revised form of Proposal dated June 23, 2017, was received by the Company on June 27, 2017. The Proposal and related correspondence is attached hereto as Exhibit A and Exhibit B, respectively.

The full text of Proponent's proposal is set forth below in the form received from Proponent:

"STOCKHOLDER PROPOPSAL RESOLUTION REGARDING FREE ACCESS EMPIRE STATE BUILDING OBSERVATORY

> Whereas stockholders of Empire State Realty INC **CLASS A common stock** as listed on the New York Stock Exchange under the symbol "ESRT", are loyal and engaged to the company. That it is important for shareholders - with at least 100 Class A common stocks ESRT - to have a direct relation with one of the most famous landmarks of the USA and owned by ESRT, the Empire State Building, the Center of it All, The hart [sic] of New York City. And that therefore stockholder of Class A common stocks should entitled to have free access the year around to the must do experience, for at least four persons, the Observation Desk. This should be made possible by sending - via Empire State Realty Inc. or a broker - to these holders of at least 100 Class A common stocks ESRT a personal stockholders loyalty card together with the invitation to attend the annual meeting. Owners of at least 100 Class A common stocks should provide their broker or Empire State Realty INC directly yearly on time, before January of each year, a proof of ownership letter together with a written declaration to hold the requisite 100 of ESRT's class A common shares for at least ten months, starting counting from the annual stockholders meeting of Empire State Realty INC."

II. Grounds for Omission

The Company believes that the Proposal may be properly omitted from its 2018 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(i)(1).

A. Rule 14a-8(i)(7)—Management functions.

The Company believes that the Proposal may be properly omitted from its 2018 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In particular, the Proposal (i) relates to tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (ii) probes too deeply into matters upon which shareholders would not be in a position to make an informed judgment.

i. Background on Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

The Commission identified in the 1998 Release two central considerations that underlie this policy. One of these considerations is whether a proposal relates to "tasks . . . so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The other is whether a proposal seeks to "micromanage" a company by probing too deeply into matters upon which shareholders would not be in a position to make an informed judgment. The 1998 Release notes that these considerations may come into play in circumstances "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

ii. Rule 14a-8(i)(7)—Application

The Proposal implicates each of the ordinary business rule's underlying concerns by requesting that the Company provide free passes to all holders of at least 100 shares of the Company's common stock for up to four individuals to the Empire State Building Observatory. The Proposal interferes with the Company's ability to direct core matters involving the Company's business and operations by providing free access to the Empire State Building Observatory. The Company cannot expect, as a practical matter, to allow shareholders to vote on its pricing policy that relate to core operations. In addition, the Proposal seeks to micromanage the Company's operations by probing too deeply into matters upon which shareholders would not be in the position to make an informed decision.

Shareholders cannot be expected to make an informed decision to effect a change of pricing policy for a unique attraction.

The Staff has consistently concurred that proposals that seek to micromanage a company's pricing policies are related to ordinary business operations and may be excluded. In *Verizon Communications Inc.* (December 16, 2016), the Staff concurred with the exclusion pursuant to Rule 14a-8(i)(7) of a proposal requiring the company to offer discounts to shareholders because the proposal related to the company's ordinary business operations and discount pricing policies. *See also Host Hotels & Resorts Inc.* (February 6, 2014) (concurring with a Rule 14a-8(i)(7) exclusion of a proposal that requested special rates for senior citizens and shareholders because such discount policy decisions relate to the company's ordinary course of business decisions); *Walt Disney Company* (November 15, 2005) (concurring with a Rule 14a-8(i)(7) exclusion of a proposal that a requested a discount for shareholders, of at least 100 shares, for the company products and services); *Comcast Corporation* (August 31, 2005) (proposal requesting shareholders of 100 shares or more to be given discounted services from the company may be excluded as relating to the company's ordinary business operations); *Ford Motor Company* (March 2, 2004) (concurring with a Rule 14a-8(i)(7) exclusion of a shareholder proposal requesting the company to provide spare tire and mounting hardware at manufacturing cost to shareholders that purchase a new vehicle); *General Motors Corporation* (March 18, 2002) (proposal requesting that shareholders with more than 250 shares be given employee discount to purchase vehicles from the company may be excluded as relating to the company's ordinary business operations).

Because the proposal relates to tasks so fundamental to management's ability to run the Company on a day-to-day basis and seeks to micromanage the Company's pricing policies, the Company respectfully requests the Staff's representation that it will not seek enforcement if the Proposal is omitted under Rule 14a-8(i)(7).

B. Rule 14a-8(i)(l)—Improper under state law.

The Company believes that the Proposal may also be properly omitted from its 2018 Proxy Materials pursuant to Rule 14a-8(i)(l) because the Proposal is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization. The accompanying note to paragraph (i)(l) of the Rule provides that, depending on the subject matter, "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

i. Rule 14a-8(i)(1)—Background

Rule 14a-8(i)(1) permits a company to omit from its proxy materials a shareholder proposal that is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization. In *Exchange Act Release No. 34-12999* (Nov. 22, 1976), the Commission stated:

> It is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by the board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or in the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

In *Exchange Act Release No. 34-40018* (May 21, 1998), the Commission reiterated this interpretation of Rule 14(a)-8(i)(l) by stating that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

ii. Rule 14a-8(i)(1)—Application

The Company is incorporated in Maryland and is governed by the Maryland General Corporation Law (the "MGCL"). Under the MGCL and under the Company's Articles of Amendment and Restatement (the "Charter"), Amended and Restated Bylaws, as amended (the "Bylaws"), it is clear that the Company's directors, and not its stockholders, have the responsibility and the authority to determine pricing policies. Section 2-401(a) of the MGCL provides that "the business and affairs of the corporation shall be managed under the direction of the board of directors." Similarly, Section 2-40l(b) states that "[a]ll powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation." Courts interpreting Section 2-401 have held that the board of directors of a Maryland corporation may exercise all of the powers of a corporation unless conferred upon or reserved to stockholders. *See*, *Hecht v. Resolution Trust Corp.,* 333 Md. 324, 331-332, (1994); *Martin Marietta Corp. v. Bendix Corp.,* 549 F. Supp. 623,633 n.5 (D.Md. 1982).

None of the Company's Charter, Bylaws or the MGCL reserve to the Company's stockholders any power or authority to manage the business, assets or affairs of the Company or to direct the Board in its management of the business, assets and affairs of the Company such that the stockholders could



mandate the Board to take the actions contemplated by the Proposal, including the mandate that the Company provide stockholders with free access to the Empire State Building Observatory.

The Staff has consistently permitted issuers to exclude stockholder proposals which require the board of directors to take actions that under state law are within the discretion of the board. In *Constellation Energy Group* (March 2, 2004) the Staff concurred with the company's exclusion of a shareholder proposal that intruded on the board's authority, ability and obligation to manage the business and affairs of the corporation in accordance with the issuer's charter and Maryland law. *See also Tri-Continental Corp.* (March 25, 2003) (excluding a proposal directing the company's board of directors to prevent the issuer from repurchasing its own shares because mandating that the board take action intrudes into the authority granted to directors under state law); *Washington Real Estate Investment Trust* (December 13, 1999) (excluding a proposal limiting bonus compensation because it was not a proper subject for action by stockholders under Maryland law); *E.L duPont and Company* (January 20, 1998) (excluding a proposal mandating that the company's total number of authorized shares be increased not a proper subject for action by stockholders).

Because the MGCL and the Company's Charter and Bylaws all confer responsibility on the board for determining how to structure the company's pricing policy, making such a determination is not a proper subject for stockholder action under Maryland law, and the Company respectfully requests the Staff's representation that it will not seek enforcement if the Proposal is omitted under Rule 14a-8(i)(1).

III. *Conclusion*

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the Company's 2018 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2018 Proxy Materials, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Please do not hesitate to contact the undersigned at (212) 813-8831. I would appreciate your sending your response via e-mail to me at ykranz@goodwinlaw.com, as well as to the Company, attention of Thomas N. Keltner, Jr., Executive Vice President & General Counsel, at tkeltner@empirestaterealtytrust.com.



Respectfully submitted,

Yoel Kranz

Enclosures

Cc: Mrs. Inge Vecht-Prezlau
Thomas N. Keltner, Jr., Esq.
Executive Vice President & General Counsel, *Empire State Realty Trust, Inc.*
Bart S. Goldstein, Esq.
Senior Vice President & Deputy General Counsel, *Empire State Realty Trust, Inc.*

Exhibit A

The Proposal

Inge Vecht-Prenzlau

FISMA & OMB Memorandum M-07-16

SEND BY REGISTERED MAIL
Corporate Secretary, MR. Thomas N. Keltner, Jr
Empire State Realty Trust, Inc.
111 West 33rd Street, 12th Floor
New York, New York 10120 USA

Amsterdam, June, 23 th 2017

Dear Mr. Keltner Jr.,

With reference to your letter of June, 13, 2017 and my letter of May, 26, 2017 I hereby declare in written statement that I'm intending to continue to hold my current 300 shares of ESRT – Empire State Realty INC CL A COM in my TD Ameritrade account through the date of the upcoming Annual Meeting in 2018.

Please find enclosed also the requested and updated proof of ownership letter from TD Ameritrade dated no earlier than May 26, 2017.

Below you will find also an updated Stockholder Proposal, clarified as mentioned in your letter of June 13, 2017. Please conform that now all requirements are fulfilled.

Kind regards,

Inge Vecht-Prenzlau.
==

STOCKHOLDER PROPOPSAL RESOLUTION REGARDING FREE ACCESS EMPIRE STATE BUILDING OBSERVATORY

Whereas stockholders of Empire State Realty INC **CLASS A common stock** as listed on the New York Stock Exchange under the symbol "ESRT", are loyal and engaged to the company. That it is important for shareholders - with at least 100 Class A common stocks ESRT - to have a direct relation with one of the most famous landmarks of the USA and owned by ESRT, the Empire State Building, the Center of it All, The hart of New York City. And that therefore stockholder of Class A common stocks should entitled to have free access the year around to the must do experience, for at least four persons, the Observation Desk. This should be made possible by sending - via Empire State Realty Inc. or a broker - to these holders of at least 100 Class A common stocks ESRT a personal stockholders loyalty card together with the invitation to attend the annual meeting. Owners of at least 100 Class A common stocks should provide their broker or Empire State Realty INC directly yearly on time, before January of each year, a proof of ownership letter together with a written declaration to hold the requisite 100 of ESRT's class A common shares for at least ten months, starting counting from the annual stockholders meeting of Empire State Realty INC.



06/24/2017

Igne Vecht-Prenzlau

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Igne Vecht-Prenzlau,

Thank you for allowing me to assist you today. As you requested, this letter serves to verify that as of the close of business on June 23, 2017 you continuously owned 300 shares of EMPIRE ST RLTY INC CL A COM (ESRT) in your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** for over one year.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Matthew Henscheid
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

<u>Exhibit B</u>

Correspondence

PDF

Inge Vecht-Prenzlau

FISMA & OMB Memorandum M-07-16

SEND BY REGISTERED MAIL
Corporate Secretary, MR. Thomas N. Keltner, Jr
Empire State Realty Trust, Inc.
111 West 33rd Street, 12th Floor
New York, New York 10120
USA

Amsterdam, May, 26th 2017

Dear Mr. Keltner Jr.,

As a shareholder (300 shares) of Empire State Realty Trust, Inc. (ESRT) since October 2, 2013, I would like to present at the 2018 annual meeting of stockholders the following proposal. Please find enclosed a written statement from the record holder of my securities (i.e. TD Ameritrade) verifying that, at the time I'm submitting my proposal, I'm continuously held the securities for at least one year.

Please send to me a conformation of receiving the proposal and of adding my proposal to next year's annual meeting of stockholders

Kind regards,

Inge Vecht-Prenzlau

Inge Vecht-Prenzlau.

===

STOCKHOLDER PROPOPSAL REGARDING FREE ACCESS EMPIRE STATE BUILDING OBSERVATORY

Whereas stockholders of Empire State Realty Trust, Inc. are loyal and engaged to the company. That it is important for shareholders - with at least 100 shares of ESRT - to have a direct relation with one of the most famous landmarks of the USA and owned by ESRT, the Empire State Building, the Center of it All, The hart of New York City. And that therefore stockholders as mentioned above should have free access to the must do experience, the year around for at least four persons.



05/15/2017

Inge Vecht-Prenzlau

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Inge Vecht-Prenzlau,

Thank you for allowing me to assist you today. As you requested, please allow this to serve as confirmation that you have held 300 shares of ESRT - EMPIRE ST RLTY INC CL A COM in your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** since October 2, 2013.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Corry Hunt

Corry Hunt
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 S 108th Ave
Omaha NE 68154

EMPIRE STATE
REALTY TRUST

June 13, 2017

VIA FEDEX OVERNIGHT

Inge Vecht-Prenzlau

FISMA & OMB Memorandum M-07-16

RE: Notice of Deficiency – Empire State Realty Trust Shareholder Proposal

Dear Inge Becht-Prenzlau,

I am writing to acknowledge receipt on June 7, 2017 of your enclosed shareholder proposal (the "Proposal") submitted to Empire State Realty Trust, Inc. ("ESRT") for inclusion in ESRT's proxy materials for the 2018 Annual Meeting of Stockholders (the "Annual Meeting"), a copy of which Proposal is enclosed. I am also writing to notify you of defects in the Proposal pursuant to relevant U.S. securities regulations.

Pursuant to Rule 14a-8(b)(2)(i) under the U.S. Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal for the Annual Meeting, you must have continuously held at least $2,000 in market value of ESRT's common shares for at least one year by the date that your proposal is submitted and provide a written statement that you intend to continue to hold the requisite securities through the date of the Annual Meeting. The written statement you have included does not indicate that you intend to continue to hold the requisite securities through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Moreover, as noted above, Rule 14a-8(b) requires that the proponent of a shareholder proposal to have continuously held at least $2,000 in market value of common shares for at least one year by the date that the proposal is submitted. Your proposal is dated May 26, 2017 but the proof of ownership letter from TD Ameritrade included with your submission is dated May 15, 2017 and is thus not sufficient to satisfy the requirements of Rule 14a-8(b).

Additionally, under Rule 14a-8(a), a proposal must state "as clearly as possible" the course of action the company should follow. As currently written, the Proposal does not specify the class of common shares to which it would apply or provide sufficient detail regarding the manner in which the proposal would be implemented in practice.

In order to remedy these defects you must provide us with a revised written statement (i) indicating that you intend to continue to hold the requisite number of ESRT's common shares through the date of the upcoming Annual Meeting, (ii) specifying in sufficient detail the manner in which your proposal would be implemented, and (iii) accompanied by an updated proof of ownership letter from TD Ameritrade dated no earlier than May 26, 2017.

Finally, we note that Rule 14a-8(f) requires that the documentation correcting the deficiency described above must be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Please be advised that even if we timely receive your revised proposal materials as above, ESRT reserves the right to seek relief from the Securities and Exchange Commission to exclude your proposal from the Annual Meeting proxy materials on other grounds, including those set forth in Rule 14a-8(i).

Please address any response and all future correspondence regarding this matter to my attention at Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, New York 10120.

Very truly yours,



Thomas N. Keltner, Jr.
Executive Vice President and General Counsel

Exhibit A

Rule 14a-8 of the Securities Exchange Act of 1934, as amended

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1: What is a proposal?*

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?*

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D

(§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3: How many proposals may I submit?*

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4: How long can my proposal be?*

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5: What is the deadline for submitting a proposal?*

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?*

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?*

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8: Must I appear personally at the shareholders' meeting to present the proposal?*

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?*

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10: What procedures must the company follow if it intends to exclude my proposal?*

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11: May I submit my own statement to the Commission responding to the company's arguments?*

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?*

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?*

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.